Exhibit 99.1








Sharing One Vision

2009 Annual Report

Built on a 65-year legacy, Alcon is dedicated to discovering, developing, producing and marketing high-quality eye care products that enhance, preserve and restore sight globally. We serve the world's eye care needs with a broad portfolio of market-leading surgical, pharmaceutical and consumer vision care products that treat diseases and conditions of the eye. Alcon's expansive global infrastructure, experienced workforce, state-of-the-art manufacturing and customer service excellence allow us to serve eye care professionals and their patients across the globe.

Financial Highlights

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(in millions except per share data)				
Statement of Earnings Data:					
Sales	$ 6,499	$ 6,294	$ 5,599	$ 4,897	$ 4,368
Cost of goods sold	1,614	1,472	1,398	1,215	1,078
Gross profit	4,885	4,822	4,201	3,682	3,290
Selling, general and administrative	1,935	1,961	1,694	1,399	1,594
Research and development	665	619	564	512	422
In process research and development	–	–	9	–	–
Amortization of intangibles	24	29	51	199	86
Operating income	2,261	2,213	1,883	1,572	1,188
Interest income	46	76	69	74	49
Interest expense	(16)	(51)	(50)	(43)	(39)
Other, net	22	(155)	27	14	5
Earnings before income taxes	2,313	2,083	1,929	1,617	1,203
Income taxes	306	36	343	269	272
Net earnings	$ 2,007	$ 2,047	$ 1,586	$ 1,348	$ 931
Diluted weighted-average common shares outstanding	301	301	302	309	312
Diluted earnings per common share	$ 6.66	$ 6.79	$ 5.25	$ 4.37	$ 2.98
Cash Flow Data:					
Cash provided by (used in):					
Operating activities	$ 2,416	$ 2,032	$ 1,470	$ 1,406	$ 1,235
Investing activities	(390)	(365)	(227)	(166)	(382)
Financing activities	(1,481)	(1,333)	(607)	(1,225)	(433)

	At December 31,				
	2009	2008	2007	2006	2005
	(in millions)				
Balance Sheet Data:					
Current assets	$ 5,833	$ 5,219	$ 4,825	$ 3,462	$ 3,268
Working capital	3,858	3,029	1,963	1,461	990
Total assets	8,686	7,551	7,016	5,427	5,228
Long term debt, net of current maturities	56	61	52	49	56
Total shareholders' equity	5,905	4,691	3,375	2,914	2,556



Global Sales
in millions of U.S. dollars

05	06	07	08	09
4,368	4,897	5,599	6,294	6,499



Operating Income
in millions of U.S. dollars

05	06	07	08	09
1,188	1,572	1,883	2,213	2,261



Diluted Earnings Per Share
in U.S. dollars

* Includes $0.79 related to a period tax benefit

05	06	07	08	09
2.98	4.37	5.25	6.79*	6.66



Global Pharmaceutical Revenue
in millions of U.S. dollars

05	06	07	08	09
1,767	2,007	2,313	2,561	2,677



Global Surgical Revenue
in millions of U.S. dollars

05	06	07	08	09
2,017	2,204	2,500	2,881	2,997



Global Consumer Revenue
in millions of U.S. dollars

05	06	07	08	09
584	686	786	852	825

Alcon At A Glance

2,677 MILLION

Global Pharmaceutical Revenues
in U.S. dollars


TRAVATAN

Pharmaceutical

Alcon's broad Pharmaceutical product line includes advanced treatments for glaucoma, eye infections and inflammation and eye allergies.


41%

percent of total sales

2,997 MILLION

Global Surgical Revenues
in U.S. dollars



Surgical

Alcon has the most comprehensive and advanced ophthalmic Surgical product portfolio in the world with leading products for cataract, vitreoretinal and refractive surgery.


46%

percent of total sales

825 MILLION

Global Consumer Revenues
in U.S. dollars


Systane
ULTRA

Consumer

Alcon provides a Consumer product line that meets the needs of consumers globally with contact lens care solutions, over-the-counter drops for dry and allergic eyes and ocular vitamins.


13%

percent of total sales



Ed McGough, Senior Vice President, Global Manufacturing and Technical Operations; **Bill Barton,** Senior Vice President, International Markets; **Sabri Markabi, M.D.,** Senior Vice President, Research and Development and Chief Medical Officer; **Kevin J. Buehler,** President and Chief Executive Officer; **Richard J. Croarkin,** Senior Vice President, Finance, Chief Financial Officer and Corporate Strategy Officer; **Elaine E. Whitbeck,** Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary

Dear Shareholders:

We are pleased to report that Alcon performed extremely well in 2009 by delivering organic sales growth and excellent operating profit results while funding increased investments in research and development (R&D). Our performance was especially impressive in light of the challenges and volatility presented by the difficult global economic environment and its impact on health care markets. Our performance in 2009 is attributable to the strategic focus we have in eye care and to the contributions of our more than 15,500 committed employees around the world who support our customers every day.

Alcon benefits from the attractiveness of the eye care market, which starts with products that enhance, preserve and restore something so important to people's quality of life: sight. Alcon is the clear global leader within the ophthalmic industry with $6.5 billion in sales revenue and the broadest product line and leading market shares across the Pharmaceutical, Surgical and Consumer product categories.

Our leadership and growth in the future will be driven by three fundamental factors. The first is the underlying growth trend in eye care arising from the world's aging populations and rapid economic development in emerging markets. The value of vision to patients, their families and society places eye care at the forefront of health care spending and ensures sustainable market growth in the future. The continued economic development of emerging countries, where there are millions of people who could benefit from existing products, ensures that demand will continue to rise for high-quality eye care. The second factor is unrivaled commercial capability and global scale that allows us to develop new markets and grow our differentiated brands through the largest and most experienced sales force in eye care. The third factor is new product discovery and development of both incremental and breakthrough ophthalmic products. In 2009, we benefited from our investments in new products like **TRAVATAN Z®**, **AcrySof® IQ ReSTOR® +3.0** and **Systane®**, and we will continue diligently working in the future to ensure that Alcon has the strategies and capabilities to bring to market innovative products that will advance the standard of care in ophthalmology.



Global Sales
in millions of U.S. dollars

4,368 | 4,897 | 5,599 | 6,294 | 6,499
05 | 06 | 07 | 08 | 09

Alcon's consistent sales growth highlights the value of its globally diversified business model and leading technologies across each of its three product categories.

As a result of our solid commercial execution in 2009, global sales reached $6.5 billion, which was an increase of 6.3 percent on an organic basis over 2008 (+3.3 percent reported). International markets will continue to be increasingly important to Alcon's growth and now represent more than 55 percent of global sales, compared to 49.1 percent five years ago. Sales in international markets rose 8.3 percent organically (+2.8 percent reported) to $3.6 billion, within which emerging markets grew faster at 11.2 percent organic sales growth (+1.0 percent reported) and accounted for 18 percent of global sales. Sales in the United States grew 3.8 percent to $2.9 billion, with contributions from both the Surgical and Pharmaceutical product areas, as market dynamics continued to improve throughout the year.

The extensive investments we have made over the years in our global operations allowed us to translate top-line sales growth into faster operating profit growth. We continued to invest in our commercial execution capability through sales force expansion in key markets to fully support product launches, emerging market development and market share acquisition. We expanded sales forces in Japan, Europe, Asia and emerging markets, while our investment in R&D grew 7.4 percent, which was more than twice sales growth. The ability to invest in new product development and demand creation is critical to the sustainability of our growth over the longer term.

Solid sales growth combined with targeted spending on important growth drivers resulted in an increase in reported operating profit of 2.2 percent to $2.3 billion, or 34.8 percent of sales. We achieved this result despite a currency headwind, a loss of patent protection on a major product and unprecedented economic turmoil that affected our markets in 2009. In response to this environment, we diligently managed discretionary selling, general and administrative expenses to allow us to continue to invest in long-term performance drivers in both commercial operations and R&D.

Net income was $2.0 billion, or $6.66 per diluted share. This 2.0 percent decline was mostly due to a $236 million tax benefit in 2008. In addition, we incurred $19 million in pretax restructuring charges and booked a $30 million tax reserve related to prior years in 2009. Adjusting for these items, net income in 2009 would have risen 13.3 percent over the prior year. The revenue and profit results in 2009 highlight Alcon's ability to blend a uniquely positioned product line in ophthalmology and global capability into positive and sustainable financial results.

Based on this solid financial performance and the strong cash flow generated in 2009, the Alcon board of directors has recommended an increase in the dividend payout ratio to 55 percent of 2009 net earnings. This results in a dividend of 3.95 Swiss francs per share in 2010, which is equal to the 2009 dividend that included the impact of the previously referenced tax benefit in 2008. Solid growth and strong cash flow has allowed Alcon to increase its dividend payout ratio from 22 percent to 55 percent since going public in 2002.

While our growth in 2009 was attributable to solid commercial performance across most of our product lines and geographic regions, we performed exceptionally well in three critically important areas: advanced technology intraocular lenses (IOLs), glaucoma pharmaceutical products and emerging markets. While we have performed well in each of these areas over the past few years, we are still early in the brand development process and we have significant opportunity for additional growth in the future.

We have a proven track record of developing new products to address vision needs after cataract surgery. Part of this record was the introduction of the **AcrySof® ReSTOR®** lens in 2005 and then the **AcrySof® Toric** lens in 2006. These two lenses gave doctors and cataract patients new clinical options to achieve better vision and avoid glasses for some or all of their vision needs after surgery. Advanced technology IOLs that correct for presbyopia and astigmatism have a global penetration rate of only about 4 percent of total IOLs, which is well below the incidence rate of these conditions in cataract patients.

In 2009, we further cemented our leadership of this category with the U.S. introduction of the **AcrySof® IQ ReSTOR® +3.0** lens. This lens set a new clinical standard for presbyopia correction and quality of vision. Since its introduction, we have gained market share and achieved the clear number one global share position. While the story of the **ReSTOR®** lens was about share gains, the **AcrySof® IQ Toric** for astigmatism correction was about steady market expansion due to increased adoption by surgeons and patients. Together, these advanced technology lenses achieved sales of $259 million, which was 29 percent more than 2008. Although we are very pleased with our results in 2009, the real long-term market opportunity is to expand the use of these lenses to the full population of the millions of people who could benefit from this new technology.



44.8% United States

37.3% Developed International

17.9% Emerging International

Geographic Revenue Split Full Year 2009
percent of total sales

International markets, including developed and emerging countries, are Alcon's fastest growing geographic region and now represent more than 55 percent of total sales.



Net Earnings
in millions of U.S. dollars

05 | 06 | 07 | 08 | 09
931 | 1,348 | 1,586 | 2,047* | 2,007

The ability to leverage market leadership and global breadth, combined with prudent financial management, allows Alcon to continue to achieve solid net earnings.

* Includes $236 million related to a period tax benefit

Glaucoma represents the largest category in eye care and impacts over 65 million people in the world who experience gradual but steady visual field loss. Sales of glaucoma products rose 17.4 percent to $1,121 million, making Alcon the fastest-growing glaucoma company in the world and solidifying our number two global market share position. On the breadth of our diversified portfolio of glaucoma treatments, we have gained more than 2.9 global share points over the last three years, including 1.4 points in 2009. These gains have come mainly from our **TRAVATAN®** franchise, which includes **TRAVATAN®**, **TRAVATAN Z®**, with its unique benzalkonium chloride-free preservative system, and **DuoTrav®** ophthalmic solutions. These three products are all in the prostaglandin class, which is the fastest growing therapeutic class for glaucoma. **Azopt®** and **AZARGA®** ophthalmic solutions are also significant contributors to our share progression, as they are the fastest growing products in the topical carbonic anhydrase inhibitor class of glaucoma treatments. In addition to having the broadest product portfolio in glaucoma, we also have added significant commercial capability in the European Union and Japan that contributed to our sales in those markets.

Looking forward, we believe that global aging demographics and growth potential in emerging markets will be key drivers of growth. Although the association of eye disease with aging is well understood, today there are an estimated 18 million people blind from cataracts around the world, with most of them in developing nations. The challenges are to build the infrastructure of trained eye care professionals to diagnose and perform cataract surgery and to introduce product technology, such as phacoemulsification equipment and foldable IOLs, to measurably improve clinical results. Alcon has committed market-building resources in physician training, commercial capability and humanitarian services throughout the emerging markets including the key markets of India and China. We also are partnering with hospitals and other institutions to increase the number of trained surgeons, ophthalmic technicians and technical service personnel in emerging markets. Sales in developing countries over the last five years have achieved compound annual growth of 19.3 percent and accounted for 17.9 percent of total global sales in 2009. We are only in the early stages of development in these markets and the underlying unmet medical needs in these countries will support strong growth for many years to come.

Over the long term, our growth will be directly linked to delivering innovative products that address unmet medical needs and advance the standard of eye care globally. Alcon has a long history of delivering best-in-class ophthalmic products across our Pharmaceutical, Surgical and Consumer product lines to meet the needs of doctors and patients alike. Beginning in 2008, we embarked upon a transformation of our research process and culture to focus it on developing solutions to solve unmet medical needs within ophthalmology, with a particular focus on critical areas such retinal disease, glaucoma, dry eye and cataracts.

The organizational transformation of research and development relies on three main pillars. The first pillar is to enhance access to multiple sources of new technologies and compounds. This has led us to expand our collaborative partnerships with leading biomedical research organizations and academia. We are also successfully executing our business development initiatives to license or acquire more opportunities for innovation in the advancement of eye care.

We made significant progress in 2009 with a number of licensing and acquisition transactions that provided both increased access to high potential molecules/technologies and increased capabilities in research and development. We executed a five-year collaborative research and development agreement with AstraZeneca that brings an extensive library of small molecules across multiple categories that provide a strong platform of research and development opportunities. We also entered into the exciting area of biologic development with the acquisition of ESBATech AG, a leading biotechnology firm that has done extensive work on stable and soluble antibody fragments for the treatment of eye disease. While these two deals represent significant platforms, we also entered into numerous transactions during the year with other companies, such as PhiloGene, Inc. and Potentia Pharmaceuticals, where we have added targeted compounds or technologies that we can move through our research process with the goal of uncovering new and better treatments for serious eye diseases.

The second pillar addresses the way in which we validate and test these promising opportunities. We have refined our model to increase the rigor of our screening approach on a larger number of technology candidates against scientific criteria and proof-of-concept testing to confirm the clinical impact on the unmet medical need. We believe this process will generate more drug and device candidates that are differentiated in terms of efficacy and safety compared to currently



Dividend Payout
in millions of U.S. dollars

Consistent financial performance has enabled Alcon to maximize shareholder return through year-over-year increases in its annual dividend.

available products. Our objective is simply to bring more new ophthalmic products to market that offer an enhanced risk/benefit profile as well as a value proposition for patients, doctors and payors.

The third pillar is to expand, strengthen and streamline our global clinical execution capability to transfer our pipeline of new products to more markets faster. As we advance more of our drug and device candidates through a rigorous proof-of-concept filter, we will have more confidence to run multiple confirmatory studies globally to accelerate the timing of global registration. Because of the value of vision to people in all countries and the prevalence of unmet medical needs in eye care, this change is critically important to capturing the full value of our research process. As these pillars continue to be implemented, Alcon will be able to further leverage our talented research and development personnel and capabilities to create innovative solutions to address unmet medical needs within ophthalmology.

While the bulk of our business development focus is on building the research pipeline, we also target opportunities to broaden our product portfolio and enhance sales growth through the acquisition of currently marketed products. In this regard, we entered the surgical glaucoma market with the acquisition of Optonol, Ltd. in January 2010. This company markets an innovative glaucoma device called the **Ex-PRESS®** mini glaucoma shunt that improves on the standard surgical trabeculectomy procedure. We also worked extensively during the year to broaden our pharmaceutical portfolio, which eventually led to a deal with Sirion Holdings, Inc. in January 2010. Pending regulatory clearance, this transaction gives us the U.S. marketing rights to **Durezol™**, which is a potent anti-inflammatory steroid that is approved and on the market in the United States.

In closing, considering all of the challenges and market volatility that we faced in 2009, Alcon had an excellent year overall that was built on a long foundation of solid financial and operating performance. Given this long history of performance and our future growth opportunities, Novartis AG exercised its option to acquire the remaining 52 percent of Alcon shares owned by Nestlé S.A. This action was taken under the terms of a 2008 purchase and option agreement between those two parties, wherein Novartis purchased an approximately 25 percent minority interest in Alcon. In addition to exercising its option to acquire the remaining Nestlé stake, Novartis

submitted a merger proposal to the Alcon board of directors that would result in a merger of Alcon and Novartis at an exchange ratio of 2.8 Novartis shares for each outstanding publicly held Alcon share. We believe these proposed transactions clearly validate the long-term growth opportunity in eye care and Alcon's unique leadership position in this important medical specialty.

The Nestlé/Novartis transaction will proceed according to the terms of the purchase and option agreement, subject to review by certain regulatory bodies around the world. However, under Alcon's organizational regulations, the merger proposal requires the recommendation of the Alcon Independent Director Committee (IDC) before the whole board can take action on the proposal. Throughout this process, Alcon management has provided the IDC with market, business and financial information and data to allow the committee to assess the proposal. The IDC also has engaged its own legal and financial counsel to evaluate the proposal and to determine the fair value of Alcon in such a transaction. After a comprehensive review of all relevant factors, the IDC rejected the proposal as inadequate in a letter to Novartis on January 20, 2010.

Finally, we thank all of our employees around the world for their dedication to making Alcon a better company and positioning us for sustained growth in the future. We also thank Nestlé for the support it has provided over the last 30 years, which has helped Alcon become the company it is today with a strong, diversified and global presence. Alcon's performance in 2009 demonstrates that experienced leadership, high-quality employees, global scale and dedicated effort can create sustainable value even in volatile economic times. We faced a challenging market environment and have come through that period even stronger and more focused. We are confident that Alcon has the people, products, global infrastructure and value-enhancing physician relationships to deliver sustainable sales growth, financial performance and shareholder value for years to come.

Cary Rayment

Cary Rayment
Chairman

Alcon, Inc.
March 16, 2010

Kevin J. Buehler
President and
Chief Executive Officer

65
MILLION

suspected cases
of glaucoma
worldwide today



**TRAVATAN®
Family**

With the clinical
differentiation
of **TRAVATAN Z®**
and the continued
success of
DuoTrav®, the
TRAVATAN® family
of ophthalmic
solutions remains a
core growth driver
in the glaucoma
therapeutic class.



For more
information, scan
this QR code with
any smart phone
or visit
www.travatanz.com

Business Review | Pharmaceutical

Alcon is the largest specialty pharmaceutical company in eye care, with number one global market share positions in ocular allergy and topical anti-infectives and the number two global share in glaucoma. Alcon's broad pharmaceutical product line includes a wide array of treatments for glaucoma, eye infection and inflammation and ocular allergies, as well as a leading portfolio of otic anti-infectives. Global market share and volume gains for our key products across most of our therapeutic categories led to solid growth in the Pharmaceutical product line in 2009. With global sales of almost $2.7 billion, this product line achieved organic growth of 7.6 percent (+4.5 percent reported) to account for 41 percent of total sales.

Treatments for glaucoma are not only Alcon's single largest therapeutic category, but also our fastest growing. Global sales of glaucoma products rose 20.7 percent on an organic basis (+17.4 percent reported) in 2009 to register annual sales in excess of $1 billion for the first time. This strong growth reflects the product diversity and global nature of a portfolio that provides numerous modalities of treatment to better serve patient needs. On the worldwide strength of our products, Alcon now holds the number two global market share in glaucoma therapies — a significant improvement over the number four position held just four years ago.

The success of Alcon's global glaucoma franchise is grounded in the **TRAVATAN®** family of ophthalmic solutions in the prostaglandin analogue class. These products have been helping glaucoma sufferers to lower intraocular pressure for more than nine years. Alcon has continued to improve and enhance the **TRAVATAN®** brand through the introduction of new formulations and products. Introduced in 2006, **TRAVATAN Z®** ophthalmic solution offers a formulation free of the preservative benzalkonium chloride (BAK), which has been shown to irritate the ocular surface in some patients. Given the chronic nature of glaucoma, incremental improvements in ocular surface health are being recognized and valued by a growing number of prescribing physicians. As the only BAK-free prostaglandin in Japan, **TRAVATANZ®**, as it is known in that country, has assumed a strong number two market share. Outside of the United States, Alcon also offers **DuoTrav®** ophthalmic solution, which combines two ocular hypertension-reduction agents that



Given the subtle progression of the disease, glaucoma is known as the "silent thief of sight," making early diagnosis critical to prevent vision loss.

Glaucoma remains the world's second leading cause of blindness, and Alcon is committed to providing physicians with a comprehensive range of safe and effective treatment options for their patients.



work together to deliver long-lasting intraocular pressure reduction in a convenient once-a-day dosing.

In addition to first-line therapies, Alcon also offers a full range of adjunctive therapies to manage intraocular pressure. **Azopt®** ophthalmic suspension is a topical carbonic anhydrase inhibitor (TCAI), which is a proven adjunctive therapy to complement first-line treatments. Building on the success of this product, Alcon introduced **AZARGA®** ophthalmic suspension in 2009 into the European Union and other select countries outside the United States. This product combines the intraocular pressure-lowering benefits of **Azopt®** with the beta blocker timolol to deliver a more convenient and cost-effective treatment for managing glaucoma. **AZARGA®** has reinvigorated the TCAI category, and we expect it to be an important and sustainable growth driver.

In late 2009, Alcon introduced brimonidine 0.15% through our generic division, Falcon Pharmaceuticals, and we are currently the sole generic provider of this product. The addition of brimonidine 0.15% complements Alcon's already diverse portfolio of glaucoma therapies, providing physicians with a full range of choices in managing intraocular pressure in their patients.

Anti-infectives and anti-inflammatories represent the second largest pharmaceutical therapeutic class for Alcon. Sales in this therapeutic category declined in 2009 to $829 million primarily due to the generic conversion of **TobraDex®** ophthalmic suspension in the United States. Other products in the therapeutic class, however, continue to perform strongly and partially offset the loss of branded sales. **Vigamox®** ophthalmic solution remains the leading fluoroquinolone product for use in the eye. This product works by killing infection-causing bacteria on the surface of the eye. Doctors use **Vigamox®** to treat a wide range of ocular infections because of its proven effectiveness against more strains of bacteria than any other ophthalmic antibiotic. Used in the treatment of pain and inflammation associated with cataract surgery, **NEVANAC®** ophthalmic suspension is the second most prescribed non-steroidal anti-inflammatory pharmaceutical product in the United States. Known for its excellent anti-inflammatory control, **NEVANAC®** provides a unique formulation whereby the active ingredient is formed upon installation in the eye to deliver outstanding penetration throughout key ocular tissues.



Global Glaucoma Sales
in millions of U.S. dollars

With the most robust and diversified portfolio of glaucoma therapies in the world, the glaucoma category remains Alcon's fastest growing pharmaceutical product line. Alcon continues to build on its number two global market share position on the strength of the **TRAVATAN®** family of products and the newly launched **AZARGA®**.



40.2% ■ Glaucoma

29.7% ■ Infection/ Inflammation

17.4% ■ Allergy

12.7% ■ Otic/Nasal

Pharmaceutical Sales by Category
percent of total sales

Alcon is the largest eye care specialty pharmaceutical company with #1 market share positions in ocular allergy, topical ocular and otic anti-infectives and the #2 market share in glaucoma.

Despite a mild allergy season in the United States, Alcon's ocular allergy franchise performed well on continued global market share gains that led to worldwide sales of $486 million. The **Patanol®** family of ophthalmic solutions is widely recognized as the gold standard in treating ocular allergies due to its fast onset of action and enduring efficacy. Market share gains in the United States were driven by continued conversion to **Pataday™** ophthalmic solution, the only formulation offering the convenience of a once-a-day application. Sales growth of allergy products in our international markets was helped by the continued success of **Patanol®** in Japan. During the height of the 2009 allergy season, **Patanol®** achieved a greater than 30 percent market share of the Japanese allergy category.

Although not part of our core focus, otic/nasal products are an important contributor to our Pharmaceutical product line. In 2009, these products generated sales of $355 million, representing strong organic growth of 13.6 percent (+12.3 percent reported). An unseasonably mild summer in the United States weakened demand for otic products, but Alcon's **CIPRODEX®** otic suspension offset segment contraction with continued market share accumulation given its proven efficacy in treating middle and outer ear infections. In the second half of 2009, Alcon introduced this product into selected markets in the European Union under the brand name **CiloDex®** otic suspension. Based upon the proven safety and effectiveness of the olopatadine compound, **Patanase®** nasal spray continued to build a modest market share in the United States following its introduction in mid-2008. Indicated for allergic rhinitis in patients six years of age and older, **Patanase®** is recognized for its fast onset of action and better taste profile than competitive non-steroidal nasal treatments.



NEVANAC® ophthalmic suspension is uniquely designed for superb ocular penetration and excellent anti-inflammatory control following cataract surgery.

#1

Market share
in cataract and
vitreoretinal
surgical products



**AcrySof® IQ
ReSTOR® +3.0**

Designed to give
patients with
cataracts enhanced
image quality and
a full range of
vision, the **AcrySof®
IQ ReSTOR® +3.0**
intraocular lens
is Alcon's latest
advancement to
treat cataracts,
the world's
leading cause
of preventable
blindness.



*For more
information, scan
this QR code with
any smart phone
or visit www.
acrysofrestor.com*

Business Review | Surgical

With a number one global market share in both cataract and vitreoretinal products and the number two global position in refractive surgery, Alcon is recognized as the world leader in ophthalmic surgery. Alcon has the most comprehensive portfolio of surgical products, with leading technologies to surround and support the entire cataract, vitreoretinal and refractive surgical procedures. In 2009, global sales of the Surgical product line rose 7.1 percent organically (+4.0 percent reported) to almost $3 billion, representing 46 percent of total sales.

The **AcrySof®** family of intraocular lenses is the most frequently implanted lens during cataract surgery, accounting for approximately half of all intraocular implants worldwide. Since their introduction in 1994, more than 42 million lenses have been implanted globally. The foundation of this success is the superior **AcrySof®** acrylic material that was the first to be specifically designed for use in intraocular lenses, and as a result, has a proven, high level of compatibility with the eye. The excellent stability and predictability during implantation, the ease of use and high quality patient outcomes of the **AcrySof®** family of intraocular lenses have earned the trust of doctors and the satisfaction of patients worldwide.

Global sales of **AcrySof®** intraocular lenses rose 9.2 percent (+6.0 percent reported) on an organic basis to $1,116 billion. The core of the **AcrySof®** family is the **AcrySof® IQ**, the most advanced conventional monofocal intraocular lens available worldwide. The aspheric optics of this lens deliver improved visual outcomes to patients following cataract surgery, including higher contrast sensitivity and night vision. Advanced technology intraocular lenses that correct for presbyopia and astigmatism, however, remain the key to driving growth in this category. Sales of our advanced technology lenses rose 32.4 percent on an organic basis (+29.3 percent reported) following the introduction of the **AcrySof® IQ ReSTOR® +3.0** and the continued adoption of the **AcrySof® IQ Toric** intraocular lenses. With these two lenses, doctors have the ability to better address their patients' vision needs after surgery, providing greater visual function and the potential to avoid glasses for some or all of their vision needs.



The **Infiniti®** vision system with its **OZil®** torsional hand piece delivers the most efficient, precise and reliable cataract removal technology in the world.



689 794 919 1,073 1,133

05 06 07 08 09

Global IOL Sales
in millions of U.S. dollars

The **AcrySof®** family of lenses is the most frequently implanted intraocular lens in the world. The global launch of the **AcrySof® IQ ReSTOR® +3.0** and **AcrySof® IQ Toric** intraocular lenses has brought new momentum to IOL sales.

The **AcrySof® IQ ReSTOR® +3.0** lens for the correction of presbyopia offers patients a full range of high-quality vision following the surgical removal of the natural lens. In 2009, this lens captured the number one U.S. market share position for presbyopia-correcting intraocular lenses, gaining 12.5 share points to end the year with 57.5 percent of this category. This remarkable accomplishment is a testament to the clinical performance of this lens and the advancements in delivering the highest-quality vision at near, intermediate and distance ranges.

While growth for the **ReSTOR®** family of lenses was attributable to share gains, sales of the **AcrySof® IQ Toric** for the correction of astigmatism were driven by market expansion due to increased utilization by cataract surgeons. This lens corrects pre-existing astigmatism and is designed to provide freedom from glasses for distance vision after surgery. In 2009, Alcon's astigmatism-correcting offering was further enhanced with the introduction of the **AcrySof® IQ Toric**, the first lens to combine the aspheric technology with a toric design.

Cataract and vitreoretinal equipment, surgical devices and disposable products provide a broad-based source of growth for the Surgical product line. Sales of these products were almost $1.8 billion in 2009, representing organic sales growth of 6.8 percent (+4.0 percent reported).

The **Infiniti®** vision system provides customized treatment options to accommodate individual surgeon technique and specific patient needs in the removal of the natural lens during cataract surgery. Its ergonomic design, stability of fluidics and precise control make the **Infiniti®** the most frequently used cataract removal system in the world. The proprietary **OZil®** torsional hand piece delivers side-to-side oscillation and ultrasonic power to maintain stability, resulting in a simpler and safer cataract procedure. In 2009, this technology was further enhanced by the addition of improved energy management, making the "intelligent phaco" of the **OZil® IP** the next generation of **OZil®** torsional technology.

The introduction of the **Laureate®** world phaco system in late 2007 brought a compact phacoemulsification system to the Alcon suite of surgical systems. The **Laureate®** delivers excellent fluidics and traditional longitudinal ultrasound capabilities, but with equipment and accessory costs designed to reduce the total procedural cost of





Alcon is deeply committed to educating eye care professionals with training initiatives around the world, including hands-on teaching programs in more than 200 training centers in 60 countries.

cataract removal, making it the ideal platform for use in emerging countries. This system provides surgeons in these markets the perfect tool to address the significant medical need for cataract treatment with a higher technology, small-incision phacoemulsification system.

To further support the surgeon during cataract procedures, Alcon offers a full range of viscoelastics used to protect tissues and cells inside the eye. The **DuoVisc®** viscoelastic system delivers both the dispersive and cohesive benefits of space maintenance and ease of removal in separate syringes to provide the surgeon with personalized control. The **DisCoVisc®** viscosurgical device is the first and only viscous dispersive. This product provides the best protection in a single syringe, bringing together both dispersion and cohesion, enabling surgeons to use a single viscoelastic during the entire cataract procedure.

Alcon's product offering for vitreoretinal surgery is the most comprehensive global portfolio for surgical procedures at the back of the eye. In late 2008, Alcon introduced the next generation **CONSTELLATION®** surgical system. This platform builds upon the prior success of the **Accurus®** surgical system to deliver a higher level of surgeon control in a more efficient, integrated bundle, making it the most advanced vitreoretinal system in the world. The **CONSTELLATION®** raises the bar for vitreoretinal performance with its 5,000 cuts-per-minute speed — doubling the prior standard — and the 23- and 25-gauge accessories further enhance surgeon control, providing greater efficiency and improving patient outcomes.

Although faced with challenging global economic conditions in 2009, Alcon's refractive product segment represented almost 4 percent of total Surgical product line sales. This increase reflects the acquisition of WaveLight AG, which commenced in late 2007. The **WaveLight®** technology is appreciated by refractive surgeons for its procedural speed, ease of use, reliability and predictability of patient outcomes. The **ALLEGRETTO WAVE® Eye-Q** 400 Hz laser is the flagship of the Alcon refractive portfolio, and was the fastest growing laser in the United States in 2009 with approximately 110 new systems installed.



58.7% Cataract/ Vitreoretinal

37.8% Intraocular Lenses

3.5% Refractive

Surgical Sales by Category
percent of total sales

Alcon is the recognized global leader in ophthalmic surgery with the #1 market share in cataract and vitreoretinal surgical products and the #2 market share position in refractive surgery.



Business Review | Consumer

Alcon has the most comprehensive global portfolio of consumer eye care products, excluding contact lenses and eyeglasses, and is the largest manufacturer of these products in the world. The consumer product line includes safe and effective contact lens disinfectant solutions, artificial tears that provide soothing comfort to those suffering from dry eye, over-the-counter drops to treat allergy symptoms and ocular dietary supplements formulated to enhance eye health. Sales of consumer eye care products, which represent 13 percent of total sales, were flat in 2009 on an organic basis (-3.2 percent reported) as growth in artificial tears was largely offset by softness in other categories due to consumer spending declines.

Contact lens care remains the largest segment of this product line, representing more than 54 percent of total Consumer sales. The **OPTI-FREE® RepleniSH®** and **OPTI-FREE® EXPRESS®** solutions hold the combined number one global position for multipurpose contact lens disinfection solutions. The proprietary, dual disinfecting **POLYQUAD®** and **ALDOX®** preservative systems provide a safe and effective combination to clean, disinfect and store silicone hydrogel lenses and other soft contact lenses without rubbing. The proven science behind these solutions, their reliability of disinfection and long-lasting comfort have made the **OPTI-FREE®** family the number one doctor-recommended brand in the United States.

In 2009, global sales of artificial tears rose 9.6 percent organically (+4.0 percent reported) to $283 million. Leading this growth was **Systane® Ultra** lubricant eye drops, a high performance dry eye therapy that provides immediate comfort and extended protection. Since its introduction in the United States in mid-2008, **Systane® Ultra** has built solid market share and has driven the **Systane®** family of products to the number two market share position in the U.S. artificial tears segment.

Research has shown that proper nutrition is important in the treatment and prevention of age-related eye diseases. The numerous formulations of **ICAPS®** dietary supplements provide consumers with choices to receive supplemental antioxidant vitamins, minerals and carotenoids to support overall vision and eye health. The trusted nutrition provided by **ICAPS®** has resulted in the achievement of the number two global market share position in the ocular vitamin category.



54.3% ■ Contact Lens Disinfectants

34.3% ■ Artificial Tears

11.4% ■ Others

Consumer Sales by Category
percent of total sales

Alcon is the market leader in consumer eye care products with strong brands like **OPTI-FREE® RepleniSH®** and **Systane® Ultra**.



For more information, scan this QR code with any smart phone or visit www.systane.com



Innovative design is addressing unmet medical needs by combining astigmatism and presbyopia correcting features into our newest **AcrySof®** lens in development.

Innovation | Research and Development

Alcon offers the eye care community the most comprehensive global portfolio of eye care products across our Pharmaceutical, Surgical and Consumer product lines. Our future growth will continue to be linked to the discovery and development of new technologies and innovative therapies that deliver value-added products to address unmet medical needs and to advance the quality of eye care globally. To achieve this goal, Alcon invested $665 million in research and development (R&D) in 2009, an increase of 7.4 percent over the prior year, or 10.2 percent of total sales. Our investment of more than $2.7 billion over the last five years and our plans to invest at least an additional $3.0 billion over the next five years stand as the single largest corporate commitment to eye care research globally.

Alcon's R&D organization is the largest of its kind in the world. Our nearly 1,800 employees, a significant number of whom are M.D.s, doctors of optometry or Ph.D.s, share a single-minded focus to identify and develop the next generation of pharmaceutical, surgical device and consumer products. Alcon's R&D organization is grouped into Centers of Excellence, an organizational concept used by leading universities and innovative scientific companies. This structure improves execution by aligning similar skill sets to stimulate the exchange of knowledge, experience and establishment of best practices, while eliminating inefficiencies. Our R&D project teams, operating through cross-functional participation, can effectively apply these core competencies across multiple therapeutic categories to deliver both incremental and breakthrough products.

In addition, Alcon launched an initiative in 2008 to transform the R&D process by creating a pipeline strategy that focuses on developing science-based solutions to address the significant unmet medical needs in eye care, with a particular emphasis on the critical areas of retinal disease, glaucoma, dry eye and cataracts. Implementation of the pipeline strategy is designed around three central pillars.

The first pillar is focused on increasing access to new opportunities for innovation to advance eye care. Alcon made significant progress against this first pillar in 2009 by executing several licensing transactions, a research collaboration and completing an acquisition. These actions not only brought new candidates into our portfolio, but



Research and Development Expenditures
in millions of U.S. dollars

Alcon plans to invest more than $3 billion in research and development over the next five years to increase the opportunities addressing targeted unmet medical needs in critical areas like glaucoma, retinal disease, dry eye and cataracts.



62% ▬ Pharmaceutical

31% ▬ Surgical

7% ▬ Consumer

Research and Development Expenditures By Therapeutic Category
percent of total sales

With the world's largest ophthalmic research and development organization, Alcon is well-positioned to deliver innovative products across each of its therapeutic categories.

also established a new technology platform to increase our internal research capabilities. By licensing single compounds, Alcon can increase the candidates in our pipeline targeted against specific unmet medical needs. Agreements with PhiloGene and Potentia represented such opportunities in 2009 that expanded our efforts to advance the treatment of age-related macular degeneration and other retinal conditions. Research collaborations, however, can potentially generate multiple candidate opportunities across numerous disease targets. By executing a five-year collaborative research and development agreement with AstraZeneca, Alcon gained access to a rich portfolio of small molecules, many of which align with our primary research targets. The acquisition of ESBATech AG immediately expanded Alcon's expertise into the important field of biologics. ESBATech's proprietary antibody fragment platform is particularly suited for treating ocular diseases and conditions and positions Alcon to become the "biotech company of the eye."

The second pillar addresses the way in which compounds and technologies move through Alcon's R&D pipeline. We have adopted a science-based Stage-Gate model that divides the R&D process into distinct stages, each separated by a "gate" that requires specific levels of scientific evidence before a project is advanced to the next stage of development. The goal of this scientific discipline is to generate clinically differentiated products with enhanced potential for producing a superior risk/benefit profile and a better value proposition for doctors and patients alike.

The third pillar focuses on enhancing and streamlining our global clinical development capabilities. When a project advances through our Stage-Gate model into full development, we apply as many resources as possible in order to expedite the generation of the clinical data to support product registrations and product reimbursement around the world. This enhances Alcon's ability to deliver new products to the greatest number of markets as quickly and efficiently as possible.

Alcon's passion for enhancing, preserving and restoring vision, combined with our focus on our new R&D pipeline strategy, will ensure Alcon continues to lead the advancement of eye care, one product at a time.



The acquisition of ESBATech AG establishes a sustainable platform for ongoing development in the important field of biologics. Combining ESBATech's proprietary antibody fragment technology with Alcon's expertise in ophthalmic formulation and capabilities in global development provides a foundation for future product development and strengthens our leadership position in ophthalmology.



The **Laureate®** world phaco system provides a higher technology cataract surgical platform to improve patient outcomes in developing countries.

Global Execution | International Markets

Alcon opened its first office outside of the United States in 1959, setting our worldwide expansion into motion. Today, Alcon distributes and sells its products in more than 180 countries across the globe through our more than 75 local affiliates. Since Alcon's globalization began more than 50 years ago, contributions from international markets, both in developed and emerging countries, have grown significantly and these markets now represent more than 55 percent of our global sales.

In 2009, Alcon's sales in international markets rose 8.3 percent on an organic basis (+2.8 percent reported) to $3.6 billion. Developed international markets achieved 6.9 percent organic growth (+3.7 percent reported) in the year on balanced performance across most of our major markets. Emerging markets were once again the fastest growing geographic category with full-year sales rising 11.2 percent organically (+1.0 percent reported) to represent almost 18 percent of total sales. The BRIC nations — Brazil, Russia, India and China — in particular remain core to our success in emerging markets, as sales in these countries increased 16.7 percent on an organic basis (+6.0 percent reported).

Alcon's continued success in international markets is due to the sustained development of our global brands and to an increased investment in our sales force and operational capability on a global basis. In the last three years, we have added approximately 1,000 sales employees outside the United States to support our growing portfolio of products. During this time, we assembled the largest ophthalmic sales force in Japan by adding a dedicated pharmaceutical team to support new products like **TRAVATANZ®**, **Vegamox®** and **Patanol®** ophthalmic solutions. In Europe, we created a special sales force to focus entirely on our broad portfolio of glaucoma pharmaceutical products, including **DuoTrav®** ophthalmic solution and the recently introduced **AZARGA®** ophthalmic suspension. We have also more than doubled our sales force in emerging markets in the last five years, which has contributed to a compound annual sales growth of 19.3 percent since 2004.

Our global brands are further supported by the development of new products and technologies, as well as the worldwide registration of existing products. Since its introduction in the European Union in



Laureate® World Phaco System

The **Laureate®** world phaco system is specifically designed to combine the high-quality phacoemulsification technology expected of an Alcon platform with the flexibility and affordability required to succeed in emerging markets.



For more information, scan this QR code with any smart phone or visit www. laureateworldphaco.com



184 248 324 405 429

05 06 07 08 09

BRIC Nation Sales
in millions of U.S. dollars

The BRIC nations —
Brazil, Russia, India
and China — remain
core to Alcon's
long-term sales
growth opportunity
in emerging
markets. With the
high prevalence of
treatable blindness
and significant
unmet medical
needs, emerging
markets provide
Alcon with a long-
term opportunity to
enhance, preserve
and restore vision in
these countries.

2009, **AZARGA®** has rapidly accumulated market share, reflecting the value to patients of a combination glaucoma therapy that delivers greater efficacy in a single drop. **DuoTrav®**, with its convenient once-a-day formulation, is expected to receive approval in Japan in 2010, further extending the reach of this combination product in international markets.

In addition to advancing pharmaceutical development, we are also bringing together two exciting technologies with the combination of the **AcrySof® ReSTOR®** and **AcrySof® Toric** intraocular lenses. Used to replace the natural lens during cataract surgery, this new lens will be the first **AcrySof®** lens to deliver both presbyopia and astigmatism correction. We expect to introduce the **AcrySof® ReSTOR® Toric** lens in the European Union in 2010, building upon our already strong and growing **AcrySof®** franchise.

Although more than two-thirds of our international sales originate in developed countries, significant opportunity exists to improve the quality of eye care in underserved markets. Developed countries currently enjoy a high standard of care in diagnosing and treating conditions and diseases of the eye, such as cataracts and glaucoma. However, in emerging markets, many go without the care needed to enhance, preserve and restore vision — much of which can be accomplished with our currently available products. To address this critical unmet medical need, Alcon is working with government health ministries and non-governmental agencies to raise awareness, as well as investing in humanitarian services and local infrastructure and developing our commercial capabilities. We also partner with local hospitals and other institutions to increase the number of trained surgeons, ophthalmic technicians and support staff.

In developing countries like China and India the use of high-technology, small-incision cataract surgery and foldable intraocular lenses is grossly under-indexed. To address this, Alcon introduced the **Laureate®** world phaco system in late 2007. This system provides high-technology phacoemulsification, but has a smaller physical footprint, is less expensive and has a lower per procedure cost, making it ideal for use in less developed countries. The **Laureate®** provides surgeons with a safe and efficient surgical platform to deliver enhanced cataract treatment using small-incision phacoemulsification technology to improve clinical results for their patients.

Alcon has the most comprehensive portfolio of specialty ophthalmic pharmaceutical products in the world. Our investments in international sales force expansions in Japan and the European Union ensure that innovative products like **TRAVATANZ®**, **DuoTrav®** and the recently launched **AZARGA®** will continue to drive global sales.




SINGLE-PIECE ACRYSOF
PRE-EXTRACTION PLAN VIEW
SA60AS
SA60AT
SN60AT
SN60WF
SN60WS
SN6CWS
T-0986
Alcon
CONTROLLED COPY
359.16
X
-0.192
Y
0.000
CIN3067
20×

All **AcrySof®** intraocular lenses undergo numerous quality control inspections, including hyper-magnification, to ensure the quality of each lens.

Quality | Manufacturing

Throughout our 65-year history, Alcon has earned the reputation as a trusted partner in ophthalmology. We are known for our ability to continually deliver safe, effective and high-quality products to our customers around the globe — a reputation well earned through years of manufacturing excellence.

Since opening our first manufacturing facility in Fort Worth, Texas, in 1959, Alcon has grown to 16 manufacturing facilities in 11 countries, with more than 5,000 employees dedicated to the manufacture of our broad line of surgical equipment, medical devices, pharmaceuticals and contact lens care products. Each facility is designed to reflect the specific technical skills required to manufacture our products, as well as to accommodate the unique regulatory requirements governing their manufacture. In order to meet the growing global demand for our products, Alcon maintains a high level of investment in the enhancement and expansion of manufacturing capacity.

In 2009, Alcon broke ground on a new manufacturing plant in Singapore that is scheduled to become fully operational in late 2012. This new 330,000-square-foot facility is expected to manufacture approximately 50 million units by its third year of operation, with a focus on key pharmaceutical products like **TRAVATAN®**, **Vigamox®** and **Patanol®** ophthalmic solutions, as well as **Systane®** lubricant eye drops. As Alcon's first significant manufacturing facility in Asia, the Singapore plant is ideally suited to address the growing demands for our products throughout the Asian region. This additional capacity will prove valuable as more pharmaceutical products receive regulatory approval in Asia, as well as to serve the market opportunity presented by the significant unmet medical needs in emerging countries like China and India.

In response to the rapid and sustained growth in high-technology foldable intraocular lenses, Alcon commenced a significant expansion of capacity at its two manufacturing facilities that produce the **AcrySof®** IQ monofocal lens and advanced technology lenses like the **AcrySof®** IQ **ReSTOR®** **+3.0** for the correction of presbyopia and the **AcrySof®** IQ **Toric** for patients with astigmatism. In Huntington, West Virginia, we are constructing a new facility that will add more than 100,000 square feet of manufacturing space by 2011. Additionally,



Singapore Manufacturing Plant

In 2009, Alcon began construction in Singapore on its first significant pharmaceutical plant in the Asian region to meet the growing eye care demands in Asia. The 330,000-square-foot facility is expected to be completed in 2012 and manufacture approximately 50 million units by the third year of operation.

the expansion to the Cork, Ireland, facility will be fully operational in the first half of 2010, allowing for an eventual annual capacity of up to 7 million intraocular lenses per year.

To meet the rising demand for our next generation **OPTI-FREE®** **RepleniSH®** contact lens disinfecting solution and to support our broad range of other consumer products, Alcon completed an expansion at its Fort Worth, Texas, plant in 2009. The additional 52 million units of annual capacity ensure that Alcon can maintain its number one global market share position for the **OPTI-FREE®** family of products and **BSS®** **Plus** irrigating solution.

In addition to capital improvements, Alcon is bringing additional capacity to existing facilities through technological innovation. With a modification to the printed circuit board line at the Irvine Technology Center in Irvine, California, capacity was increased and the rate of conformance was significantly enhanced. The surface-mount technology improvements ensure that this integral component will meet the worldwide demand for the **Infiniti®** vision and **Laureate®** phaco systems. In the two Fort Worth pharmaceutical manufacturing plants, Alcon successfully integrated rapid sterility testing to deliver safe products faster. First approved by the U.S. Food and Drug Administration in 2007, rapid sterility testing affords significantly shortened manufacturing cycle times through a 50 percent reduction in quarantine times. Since our initial approval, we have expanded our registration to include 19 pharmaceutical products and medical devices in the United States and a CE marked medical device in the European Union. Alcon will continue to leverage this technology on a global basis to deliver safe and effective products to customers faster.

Alcon's diligent management of the manufacturing process affords opportunities to reduce cost through the implementation of our Continuous Improvement Program. Focused on reducing cycle time, increasing automation and consolidating plant activities and material negotiation programs, Alcon is able to continually achieve incremental manufacturing and component cost reductions. In addition, we provide continual training opportunities for our manufacturing employees to enhance efficiency, ensure compliance with good manufacturing practices and improve the general skills of our workforce. These factors combine to enable our manufacturing organization to provide sustained improvement to cost of goods sold, resulting in a positive contribution to Alcon's gross margin.





Service Excellence

Alcon is a reliable partner in eye care and provides unsurpassed service excellence to ensure customer needs are met. In addition to customer service availability 24 hours a day, 7 days a week, Alcon has dependable sales and technical service representatives easily accessible to eye care professionals in all countries where Alcon products are sold.

Talent | The People of Alcon

Our talented Alcon employees are our greatest asset. With the dedication of our more than 15,500 employees, Alcon has grown to be the world's leading eye care company and a trusted partner to eye care professionals around the globe. With expertise in research and development, engineering, manufacturing, marketing, sales and customer service, Alcon employees have brought innovative and high-quality eye care products to help people see better.

Alcon employees working in more than 75 countries take pride in knowing that their work has a meaningful purpose to make a difference in lives, providing sight-saving products. Alcon's loyal workforce has a deep knowledge and expertise in ophthalmology. We partner with eye care professionals to bring new or improved therapeutic options to patients worldwide. By working closely with physicians around the world, we are creating eye care therapies and medical devices that advance eye care. It is this symbiotic and valued relationship with eye care professionals that makes Alcon the most trusted eye care company in the world.

Diversity is a central part of Alcon's culture and we believe the unique experiences, outlooks, skills, knowledge and insights we bring as individuals are essential to our collective success. We respect our differences and it is this diversity that helps us to better connect with the eye care needs of people in communities around the world.

Alcon is committed to bringing our employees rewarding jobs with excellent compensation and health and retirement benefits in a safe working environment. Our workforce is loyal with the average length of service being 10 years. In return for their commitment, we offer career advancement opportunities to ensure that our workforce is successful and prosperous.

Alcon supports personal growth and development with educational and training opportunities available to all employees in all areas of the organization. We provide our employees opportunities for challenges and growth, personal development counseling, a wide variety of learning programs and on-the-job training to help them achieve their career goals.

Charitable giving is also part of the Alcon culture, where our employees feel empowered to make a difference through a caring spirit. Employees proudly volunteer their time and energy to support philanthropic organizations that are meaningful to them and Alcon's mission.

United with a shared purpose, we have the right people in place who are engaged and committed to discovering, developing, producing and marketing innovative, high-quality eye care products that enhance, preserve and restore sight.

Alcon's employees share a vision and purpose with eye care professionals, consulting with them in their practices, as well as during industry-scientific symposia, seminars and conventions. This collaborative effort allows Alcon to understand what eye care professionals need to better care for their patients.





More than 85 percent of worldwide blindness is avoidable. In its continuing effort to meet the global need for eye care, Alcon supports more than 1,000 sight-saving medical missions annually by donating pharmaceuticals and medical devices. Alcon focuses support to ophthalmic missions that train physicians in those communities to bring a lasting and sustainable impact.

Making a Difference | Giving

Inspired by our mission to enhance, preserve and restore sight, helping the world see better is at the heart of Alcon's giving. The primary focus of our philanthropic efforts for the past 45 years has been committed to improved and sustainable eye health for all people.

Our giving is geographically diverse and aligned with a strategic plan to improve eye care worldwide. Of the 314 million people in the world that are visually impaired, 45 million are blind — yet 85 percent of global blindness is treatable and avoidable. With the majority of the world's visually impaired living in developing countries, Alcon directs resources to establish eye care infrastructure in these countries where the need is so great.

Alcon's global eye health aid brings ophthalmic products and treatments to those who would not otherwise have access to sight-saving resources. We work to fulfill this shared purpose through lasting partnerships with eye care organizations, medical missions with physicians, product donation and patient assistance programs and our caring employees.

This approach is built upon a strong legacy of partners who share our mission to increase eye health education and access to quality eye care in far-reaching corners of the globe. We focus on giving to organizations such as ORBIS International, Mercy Ships, the Foundation of the American Academy of Ophthalmology (FAAO) and Friends of Aravind that all work to change the paradigm of eye care delivery — training eye care professionals so that they can continue to provide care in their local communities.

Alcon's medical missions program brought care to nearly a million patients in 2009 through more than 1,000 humanitarian efforts involving over 4,000 volunteer eye care professionals. Using Alcon eye care products we provided without charge, these eye care professionals worked with their local medical colleagues in over 100 countries to give quality eye care, including over 36,000 cataract surgery procedures.

Our United States patient assistance program served more than 25,000 people in 2009. Without treatment, some of these patients who are living with glaucoma, the world's second leading cause of blindness, would have continued to be at risk of losing their sight.

Beyond Alcon's global approach to giving, Alcon is also dedicated to our local communities. During 2009, Alcon, together with The Alcon Foundation, partnered with local, regional and global organizations on 168 philanthropic programs, contributing over $61 million in both cash and in-kind product donations.



Together We Care

Many Alcon employees volunteer their time to support the company's mission of enhancing, preserving and restoring sight, becoming trained certified vision screeners to serve the vision care needs in their local communities.

Corporate Information

Corporate Headquarters
Bösch 69
6331 Hünenberg, Switzerland
+41 (41) 785 88 88

Board Of Directors
Cary R. Rayment, Chairman[2]
Francisco Castañer, Vice
Chairman[1,5,6]
Dr. Werner J. Bauer[1]
Kevin J. Buehler[3]
Paul Bulcke[3]
Lodewijk J.R. de Vink[1,4,5,6,7,9]
Joan W. Miller, M.D.[3,4,5,7,9]
Thomas G. Plaskett[2,4,5,6,7,8,9]
James Singh[2]
Daniel Vasella, M.D.[2,5,6]
Hermann A. Wirz[2]

U.S. General Office
6201 South Freeway
Fort Worth, Texas 76134
(817) 293-0450

Website
www.alcon.com[‡]



For more information,
scan this QR code with
any smart phone
or visit
www.alcon.com

Common Stock
The company's common stock
is listed on the NYSE under the
ticker symbol ACL.

Transfer Agent and Registrar
BNY Mellon
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
www.bnymellon.com/
shareowner/isd

Investor Relations
Doug MacHatton
Vice President, Treasury and
Investor and Public Relations
6201 South Freeway (TA7-5)
Fort Worth, Texas 76134
(817) 551-8805
1-800-400-8599

Auditors
KPMG AG
Landis + GYR - Strasse 1
CH-6304 Zug, Switzerland

Special Auditors
OBT AG
Hardturmstrasse 120
CH-8005 Zürich, Switzerland

[‡]Certain Alcon corporate
governance documents are
available on this website,
including a comparison of Alcon's
Swiss corporate governance
and NYSE requirements for U.S.
companies. Our Chief Executive
Officer and Chief Financial Officer
have signed certain certifications
required by the Sarbanes-Oxley
Act of 2002.

(1) Term expires in 2010
(2) Term expires in 2011
(3) Term expires in 2012
(4) Audit Committee
(5) Nominating/Corporate
Governance Committee
(6) Compensation Committee
(7) Independent Director
(8) Audit Committee
Financial Expert
(9) Independent Director
Committee

Consolidated Financial Information
The Alcon, Inc. 2009 Financial Report containing the company's audited consolidated financial statements
with accompanying notes and required Swiss disclosures and its audited Swiss statutory financial
statements prepared in accordance with Swiss law are available in the Investors & Media section of the
company's website at www.alcon.com. Copies of this document may be obtained without charge by
contacting Alcon Investor Relations either by phone or in writing.

> Alcon Investor Relations
> 6201 South Freeway (TA7-5)
> Fort Worth, TX 76134
> Phone: 1-800-400-8599

Copies are also available for physical inspection at the company's headquarters at the address above.

Cautionary Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this annual report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; a weakening economy could affect demand for our products; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; resources devoted to research and development may not yield new products that achieve commercial success; changes caused by regulatory or market forces in the prices we receive for our products; the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism; inability to attract qualified personnel, which could negatively impact our ability to grow our business; difficulty protecting our intellectual property rights; the occurrence of environmental liabilities arising from our operations. You should read this annual report with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Cipro® and CIPRODEX® are registered trademarks of Bayer AG and licensed to Alcon, Inc. by Bayer Healthcare AG.
Moxifloxacin, the primary ingredient in Vigamox® and Vegamox®, is licensed to Alcon, Inc. by Bayer Healthcare AG.
The market share data referenced in this annual report are from the following sources: Pharmaceutical products, IMS (Global), Wolters Kluwer Health (U.S.); Surgical products, Market Scope, LLC, industry data and company estimates; Consumer Products, AC Nielsen.

Reconciliation of Non-GAAP Financial Measures

	2009 Change	Foreign Currency Change	2009 Organic Change
Total global sales	3.3%	(3.0)%	6.3%
International sales	2.8	(5.5)	8.3
Developed international sales	3.7	(3.2)	6.9
Emerging market sales	1.0	(10.2)	11.2
BRIC nation sales	6.0	(10.7)	16.7
Pharmaceutical sales	4.5	(3.1)	7.6
Glaucoma sales	17.4	(3.3)	20.7
Otic/nasal sales	12.3	(1.3)	13.6
Surgical sales	4.0	(3.1)	7.1
Total AcrySof® IOL sales	6.0	(3.2)	9.2
Advanced technology IOL sales	29.3	(3.1)	32.4
Cataract/vitreoretinal sales	4.0	(2.8)	6.8
Consumer sales	(3.2)	(3.2)	–
Artificial tears sales	4.0	(5.6)	9.6

Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

	Net Earnings		
	2009	2008	Change
(in millions)			
As Reported	$ 2,007	$ 2,047	(2.0)%
2009 Tax Adjustment	30	–	–
2009 After-tax Reduction in Force	14	–	–
2008 Tax Adjustment	–	(236)	–
As Adjusted	$ 2,051	$ 1,811	13.3 %

Note: Adjusted net earnings measures the results of the Company's operations without certain items that pertained only to the period presented. Management believes this is an important measure of the Company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Designed by Eisenberg And Associates Dallas, Texas

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